10f-3 REPORT

SMITH BARNEY CALIFORNIA MUNICIPALS FUND INC.


"March 1, 2001 through February 28, 2002"

	Trade				% of
Issuer	Date	Selling Dealer	Amount	Price	Issue (1)

California State	2/28/02	"Goldman, Sachs & Co."	"10,135,000"	99.012	17.12	A
"  Public Workers Board, Lease"
"  Revenue, 5.000% due 3/1/2027"

Puerto Rico Electric	12/13/01	"Goldman, Sachs & Co."	"10,000,000"	98.422	3.12	B
"  Power Authority Revenue,"
"  Series II, 5.125% due 7/1/2026"


Puerto Rico Public	12/19/01	Morgan Stanley Dean Witter	"5,000,000"	99.483	4.89	C
  Finance Corporate Revenue
  5.7000% due 8/1/2025


(1)  Represents purchases by all affiliated funds; may not exceed
       25% of the principal amount of the offering.

"A-Includes purchases of $22,000,000 by other Smith Barney Mutual Funds." "B-Includes purchases of $12,500,000 by other Smith Barney Mutual Funds." "C-Includes purchases of $49,250,000 by other Smith Barney Mutual Funds."